FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of November 2002

Lafarge

(Translation of registrant’s name into English)

61, rue des Belles Feuilles
75116 Paris

France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: A press release dated November 27, 2002, announcing that Lafarge has been fined €250 million by the European Commission and intends to vigorously challenge the decision and to bring the case before the Court of First Instance.

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, November 27, 2002
Lafarge vigorously challenges the decision of the European Commission and will bring the case before the Court of First Instance

Lafarge has just been officially informed of the European Commission's decision to fine the Group on the grounds that it allegedly participated in a collusion on market shares and prices with its competitors between 1992 and 1998 for plasterboard in the UK and Germany. On that basis, the European Commission has ordered the Group to pay a fine of € 250 million.

Lafarge vigorously challenges this decision and will immediately bring the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters.

Lafarge underlines that:

-	the amount of the fine ordered by the European Commission is practically equivalent to 2.5 times its annual sales of plasterboard in the two countries concerned.
-	its Gypsum business – exclusively carried out in France until 1990 – only started to develop from that date onwards in practically all European countries, in the face of powerful, solidly established competitors with a long-standing presence in these countries, at the cost of considerable investments and at a time marked by major prices drops.

To this date, the Gypsum Division currently holds approximately 22% of the UK market and 15% of the German one.

In both of these countries, today as in 1998, the sales prices of plasterboard are lower than before 1990.

These facts conflict with the very idea of the participation of the Gypsum Division in a hypothetical existing collusion over prices or quantities since 1992.

Bringing the case before the CFI, the Group places all its confidence in the authority that will be ruling on both the respect of the procedure and the substance of the matter.

Lafarge is one of the world's leading producers of building materials. The Group holds top-ranking positions in each of its four divisions: Cement, Aggregates and Concrete, Roofing and Gypsum. With a workforce of 83,000 people, the Group is present in 75 countries. In 2001, Group sales amounted to €13.7 billion. For additional information, visit the group's website: www.lafarge.com

PRESS CONTACTS:	INVESTOR RELATIONS:
Denis Boulet: 33-1 44-34-94-14	James Palmer: 33-1 44-34-11-26
denis.boulet@lafarge.com	james.palmer@lafarge.com

Véronique Doux: 33-1 44-34-19-47	Danièle Daouphars: 33-1 44-34-11-51
veronique.doux@lafarge.com	daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document filed with the French COB under the reference number D02-162 and updated under the reference number D02-162/A1, and its annual report on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2002		Lafarge (Registrant)
	By:	/s/ Jean-Pierre Cloiseau

Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance